

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2015

<u>Via E-mail</u>
Daniel M. Chait
President and Director
World Omni Auto Leasing LLC
190 Jim Moran Boulevard
Deerfield Beach, FL 33442

   Re: **World Omni Automobile Lease Securitization Trust 2012-A**
      Form 10-K for Fiscal Year Ended December 31, 2013
      Filed March 27, 2014
      File No. 333-178682-02

Dear Mr. Chait:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ M. Hughes Bates

        M. Hughes Bates
        Special Counsel

cc: Peter Sheptak, JM Family Enterprises
   Eric Gebhard, JM Family Enterprises